SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Stillwater Mining Company

(Name of Subject Company (issuer))

Norimet Limited

NN Metal Holdings SA
Norilsk Holding SA
MMC Norilsk Nickel
Vladimir O. Potanin
Mikhail D. Prokhorov
(Names of Filing Persons (offerors))

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

86074Q102

(CUSIP Number of Class of Securities)

Peter Holodny

Norimet Limited
Cassini House, 6th Floor
57 St. James Street
London, SW1A 1LD
+44 (207) 565-6444
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

David N. Powers

Baker Botts L.L.P.
1299 Pennsylvania Ave., N.W.
Suite 1300
Washington, D.C. 20004
(202) 639-7769

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$32,625,000	$2,639.36

*	For purposes of calculating amount of filing fee only. This amount assumes the purchase of 4,350,000 outstanding shares of common stock, par value $.01 per share, of Stillwater Mining Company at a purchase price of $7.50 per share.

**	The amount of the filing fee equals $80.90 per $1 million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

      This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to an offer by Norimet Limited (the “Purchaser,” “Norimet,” “we” or “us”), a corporation organized under the laws of England and Wales and a wholly-owned subsidiary of MMC Norilsk Nickel, a Russian open joint stock company (“Norilsk Nickel”), to purchase up to 4,350,000 outstanding shares of common stock, par value $.01 per share, of Stillwater Mining Company, a Delaware corporation (“Stillwater”) at a purchase price of $7.50 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated July 22, 2003 (the “Offer to Purchase”) and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) that are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Purchaser, Norilsk Nickel, NN Metal Holdings SA, Norilsk Holding SA, Vladimir O. Potanin and Mikhail D. Prokhorov.

      All information set forth in the Offer to Purchase, including all schedules and annexes thereto, filed as Exhibit (a)(1)(A) to this Schedule TO is incorporated by reference in response to all Items of this Schedule TO and is supplemented by the information specifically provided herein.

ITEM 1. Summary Term Sheet

      The information set forth in the Offer to Purchase in the section titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. Subject Company Information

(a)	Stillwater Mining Company is a Delaware corporation. The address of the principal executive offices of Stillwater is 536 East Pike Avenue, Columbus, Montana 59019, and its telephone number at that address is (406) 322-8700.

(b)	Reference is made to the information set forth in the Offer to Purchase, “Introduction,” which is incorporated herein by reference.

(c)	Reference is made to the information set forth in the Offer to Purchase – section 6 (“Price Range of Shares; Dividends”), which is incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person

(a)-(c)	Reference is made to the information set forth in the Offer to Purchase – section 9 (“Information Concerning Purchaser and Its Affiliates”) and Schedule I thereto, which are incorporated herein by reference. In addition, Vladimir O. Potanin, a citizen of the Russian Federation, is the President of ZAO Interros Holding Company. Mikhail D. Prokhorov, also a citizen of the Russian Federation, is the General Director of Norilsk Nickel. During the past five years, neither Mr. Potanin nor Mr. Prokhorov have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, during the last five years, neither Mr. Potanin nor Mr. Prokhorov have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. Terms of the Transaction

(a)(1)(i)-(iii)	Reference is made to the information set forth in the Offer to Purchase – “Introduction” and section 1 (“Terms of the Offer; Proration”), which are incorporated herein by reference.

(a)(1)(iv)	Not applicable.

(a)(1)(v)	Reference is made to the information set forth in the Offer to Purchase – section 1 (“Terms of the Offer; Proration), which is incorporated herein by reference.

(a)(1)(vi)-(vii)	Reference is made to the information set forth in the Offer to Purchase – section 2 (“Procedure for Tendering Shares”) and section 3 (“Withdrawal Rights”), which are incorporated herein by reference.

(a)(1)(viii)	Reference is made to the information set forth in the Offer to Purchase – section 4 (“Acceptance for Payment and Payment”), which is incorporated herein by reference.

(a)(1)(ix)	Reference is made to the information set forth in the Offer to Purchase – section 1 (“Terms of the Offer; Proration”), which is incorporated herein by reference.

(a)(1)(x)	Not applicable.

(a)(1)(xi)	Not applicable.

(a)(1)(xii)	Reference is made to the information set forth in the Offer to Purchase – section 5 (“U.S. Federal Income Tax Consequences”), which is incorporated herein by reference.

(b)	Officers, directors and affiliates of Stillwater (other than Norimet) who are stockholders of Stillwater will have the same rights as the other stockholders of Stillwater and may tender shares into the offer.

ITEM 5. Past Contracts, Transactions, Negotiations and Agreements

      Reference is made to the Offer to Purchase – section 11 (“Contacts and Transactions with Stillwater”), which is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals

(a)	Reference is made to the information set forth in the Offer to Purchase – section 12 (“Purpose of the Offer; Plans for Stillwater”), which is incorporated herein by reference.

(b)	Norimet is acquiring the securities subject to this offer for investment purposes.

(c)	Reference is made to the Offer to Purchase – section 12 (“Purpose of the Offer; Plans for Stillwater”), which is incorporated herein by reference.

ITEM 7. Source and Amount of Funds or Other Consideration

(a)	Reference is made to the Offer to Purchase – section 10 (“Source and Amount of Funds”), which is incorporated herein by reference.

      (b) Not applicable.

      (d) Not applicable.

ITEM 8. Interest in Securities of the Subject Company

      Reference is made to the Offer to Purchase – “Summary Term Sheet”, “Introduction”, Section 9 (“Information Concerning the Purchaser and Its Affiliates”) and Section 11 (“Contacts and Transactions with Stillwater; Background of the Offer”), which are incorporated herein by reference.

ITEM 9. Persons/ Assets, Retained, Employed, Compensated or Used

      Reference is made to the Offer to Purchase – Section 15 (“Fees and Expenses”), which are incorporated herein by reference.

ITEM 10. Financial Statements.

      Not applicable.

ITEM 11. Additional Information

      Reference is made to the Offer to Purchase – Section 11 (“Contacts and Transactions with Stillwater; Background of the Offer”), which is incorporated herein by reference.

ITEM 12. Materials To Be Filed As Exhibits.

*(a)(1)(A)	Offer to Purchase, dated July 22, 2003
*(a)(1)(B)	Letter of Transmittal
*(a)(1)(C)	Notice of Guaranteed Delivery
*(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
*(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9
(a)(1)(G)	Press release issued by Stillwater Mining Company and Norilsk Nickel on November 20, 2002 (incorporated herein by reference to the Schedule TO filed November 20, 2002)
(a)(1)(H)	Presentation of Norilsk Nickel (incorporated herein by reference to the Schedule TO filed February 26, 2003)
(a)(1)(I)	Press release issued by Stillwater Mining Company and Norilsk Nickel on June 23, 2003 (incorporated herein by reference to the Schedule TO filed June 23, 2003)
*(a)(1)(J)	Press release issued by Norilsk Nickel on July 22, 2003, announcing the commencement of the tender offer
(b)	None
(d)(1)	Stock Purchase Agreement, dated as of November 20, 2002, by and among Stillwater Mining Company, Norimet Limited and MMC Norilsk Nickel (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of November 20, 2002)
(d)(2)	Stockholders Agreement dated June 23, 2003, by and among Stillwater Mining Company, Norimet Limited and MMC Norilsk Nickel (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of June 23, 2003)
(d)(3)	Registration Rights Agreement (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of June 23, 2003)
*(d)(4)	Confidentiality Agreements dated August 27, 2002, between Stillwater Mining Company and MMC Norilsk Nickel
(d)(5)	Amendment No. 4 to the Proxy Statement of Stillwater Mining Company (filed on May 2, 2003 and incorporated herein by reference)
(g)	None
(h)	None

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

      Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2003

NORIMET LIMITED

By:	/s/ PETER HOLODNY

Name: Peter Holodny
Title: President

NN METAL HOLDINGS SA

By:	/s/ SIEGFRIED PASQUAL

Name: Siegfried Pasqual
Title: Chief Executive Officer

NORILSK HOLDING SA

By:	/s/ SIEGFRIED PASQUAL

Name: Siegfried Pasqual
Title: Chief Executive Officer

MMC NORILSK NICKEL

By:	/s/ MIKHAIL D. PROKHOROV

Name: Mikhail D. Prokhorov
Title: General Director

VLADIMIR O. POTANIN

By:	/s/ VLADIMIR O. POTANIN

Name: Vladimir O. Potanin

MIKHAIL D. PROKHOROV

By:	/s/ MIKHAIL D. PROKHOROV

Name: Mikhail D. Prokhorov

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
*(a)(1)(A)	Offer to Purchase, dated July 22, 2003
*(a)(1)(B)	Letter of Transmittal
*(a)(1)(C)	Notice of Guaranteed Delivery
*(a)(l)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
*(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
*(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9
(a)(1)(G)	Press release issued by Stillwater Mining Company and Norilsk Nickel on November 20, 2002 (incorporated herein by reference to the Schedule TO filed November 20, 2002)
(a)(1)(H)	Presentation of Norilsk Nickel (incorporated herein by reference to the Schedule TO filed February 26, 2003)
(a)(1)(I)	Press release issued by Stillwater Mining Company and Norilsk Nickel on June 23, 2003 (incorporated herein by reference to the Schedule TO filed June 23, 2003)
*(a)(1)(J)	Press release issued by Norilsk Nickel on July 22, 2003, announcing the commencement of the tender offer
(b)	None
(d)(1)	Stock Purchase Agreement, dated as of November 20, 2002, by and among Stillwater Mining Company, Norimet Limited and MMC Norilsk Nickel (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of November 20, 2002)
(d)(2)	Stockholders Agreement dated June 23, 2003, by and among Stillwater Mining Company, Norimet Limited and MMC Norilsk Nickel (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of June 23, 2003)
(d)(3)	Registration Rights Agreement (incorporated herein by reference to Stillwater Mining Company’s Current Report on Form 8-K, dated as of June 23, 2003)
*(d)(4)	Confidentiality Agreements dated August 27, 2002, between Stillwater Mining Company and MMC Norilsk Nickel
(d)(5)	Amendment No. 4 to the Proxy Statement of Stillwater Mining Company (filed on May 2, 2003 and incorporated herein by reference)
(g)	None
(h)	None

*	Filed herewith